As filed with the Securities and Exchange Commission on July 27, 2020

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AZURRX BIOPHARMA, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	46-4993860
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

760 Parkside Avenue
Downstate Biotechnology Incubator, Suite 304
Brooklyn, New York 11226
(646) 699-7855
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

James Sapirstein, President and Chief Executive Officer
AzurRx BioPharma, Inc.
760 Parkside Avenue
Downstate Biotechnology Incubator, Suite 304
Brooklyn, New York 11226
(646) 699-7855
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to

Michael J. Lerner, Esq.
James O’Grady, Esq.
Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, New York 10020
Telephone: (212) 262-6700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[X]	Smaller reporting company	[X]
		Emerging growth company	[X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)(3)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.0001 per share	50,847,320(1)(2)(3)	$1.15	$58,474,418	$7,589.98

(1) Includes an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the shares to be offered by the selling stockholders.
(2) The amount to be registered consists of: (i) 29,125,756 shares of common stock issuable upon the conversion of 2,912.583005 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, issued to the selling stockholders in connection with a private transaction; (ii) 19,894,558 shares of common stock issuable upon the exercise of warrants to purchase common stock issued to the selling stockholders in connection with private transactions; and (iii) 1,827,006 shares of common stock issuable upon exercise of common stock purchase warrants held by the placement agent and its designees identified here in connection with such private transactions.
(3) Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, calculated on the basis of the average of the high and low prices per share of the registrant’s common stock as reported by The Nasdaq Capital Market on July 24, 2020.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not resell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor is it a solicitation of offers to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JULY 27, 2020

50,847,320 Shares of Common Stock

This prospectus relates to the resale of up to 50,847,320 shares of AzurRx BioPharma, Inc. (the “Company,” “we,” “our” or “us”) common stock, par value $0.0001 per share, by the selling stockholders listed in this prospectus or their permitted transferees. The shares of common stock registered for resale pursuant to this prospectus include:

●
29,125,756 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) issued to the selling stockholders in a private placement offering (the “Private Placement”), including the related exchange offering (the “Exchange”), which closed on July 16, 2020;

●
14,562,826 shares of common stock issuable upon exercise of warrants (the “Series B Warrants”) issued to the selling stockholders in connection with the Private Placement;

●
1,772,937 shares of common stock issuable upon exercise of warrants (the “Exchange Warrants”) issued to certain accredited investors (the “Exchange Investors”) in connection with the Exchange; and

●
1,382,902 shares of common stock issuable upon exercise of warrants (the “July Placement Agent Warrants”) issued to Alexander Capital L.P. (together with its designees identified as selling stockholders herein, as the context may require, “Alexander”), or its designees, in connection with the Private Placement.

●
3,558,795 shares of common stock issuable upon exercise of warrants (the “Note Warrants”) of issued to the selling stockholders in an offering of Senior Convertible Promissory Notes which commenced on December 20, 2019 (the “Convertible Notes Offering”);

●
444,104 shares of common stock issuable upon exercise of warrants (the “January Placement Agent Warrants” and together with the July Placement Agent Warrants, the “Placement Agent Warrants”) issued to Alexander or its designees, in connection with the Convertible Notes Offering;

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. However, we may receive proceeds of up to approximately $19.7 million from the cash exercise the Series B Warrants, the Exchange Warrants, the Note Warrants and the Placement Agent Warrants (together, the “warrants”) by the selling stockholders, once the registration statement, of which this prospectus is a part, is declared effective. The Placement Agent Warrants may be exercised and resold hereunder on a cashless basis, at the option of their holders, and we will not receive any proceeds upon such cashless exercise.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See Plan of Distribution on page 13 of this prospectus for more information about how the selling stockholder may sell the shares of common stock being registered pursuant to this prospectus. The selling stockholder may be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, (the “Securities Act”).

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See Plan of Distribution on page 13 of this prospectus.

Our common stock is currently listed on The Nasdaq Capital Market under the symbol “AZRX”. On July 24, 2020, the last reported sale price of our common stock on The Nasdaq Capital Market was $1.16.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2020.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus carefully, including the “Risk Factors” section in this prospectus and under similar captions in the documents incorporated by reference into this prospectus. In this prospectus, unless otherwise stated or the context otherwise requires, references to “AzurRx”, “Company”, “we”, “us”, “our” or similar references mean AzurRx BioPharma, Inc. and its subsidiaries on a consolidated basis. References to “AzurRx BioPharma” refer to AzurRx BioPharma, Inc. on an unconsolidated basis. References to “AzurRx SAS” refer to AzurRx SAS, AzurRx BioPharma’s wholly-owned subsidiary through which we conduct our European operations.

Overview

                We are engaged in the research and development of non-systemic biologics for the treatment of patients with gastrointestinal disorders. Non-systemic biologics are non-absorbable drugs that act locally, i.e. the intestinal lumen, skin or mucosa, without reaching an individual’s systemic circulation.

We are currently focused on developing our lead drug candidate, MS1819, which is described below:

MS1819

                 MS1819 is a recombinant lipase enzyme for the treatment of exocrine pancreatic insufficiency (“EPI”) associated with cystic fibrosis (“CF”) and chronic pancreatitis (“CP”). MS1819, supplied as an oral non-systemic biologic capsule, is derived from the Yarrowia lipolytica yeast lipase and breaks up fat molecules in the digestive tract of EPI patients so that they can be absorbed as nutrients. Unlike the standard of care, the MS1819 synthetic lipase does not contain any animal products.

                  MS1819 – Phase 2 Chronic Pancreatitis Study

In June 2018, we completed an open-label, dose escalation Phase 2a trial of MS1819 in France, Australia, and New Zealand to investigate both the safety of escalating doses of MS1819, and the efficacy of MS1819 through the analysis of each patient’s coefficient of fat absorption (“CFA”) and its change from baseline. A total of 11 CP patients with EPI were enrolled in the study and final data indicated a strong safety and efficacy profile. Although the study was not powered for efficacy, in a pre-planned analysis, the highest dose (2.2 grams per day) cohort of MS1819 showed statistically significant and clinically meaningful increases in CFA compared to baseline with a mean increase of 21.8% and a p-value of p=0.002 on a per protocol basis. Maximal absolute CFA response to treatment was up to 62%.

MS1819 – Phase 2 and Phase 2b Cystic Fibrosis Monotherapy Studies

In October 2018, the U.S. Food and Drug Administration (“FDA”) cleared our Investigational New Drug (“IND”) application for MS1819 in patients with EPI due to CF. In connection with the FDA’s clearance of the IND, we initiated a multi-center Phase 2 OPTION bridging dose safety study in the fourth quarter of 2018 in the United States and Europe (the “OPTION Cross-Over Study”). We targeted enrollment of 30 to 35 patients for the OPTION Cross-Over Study and dosed the first patients in February 2019. In June 2019, we reached our enrollment target for the study.

On September 25, 2019, we announced positive results from the OPTION Cross-Over Study. Results showed that there were no serious adverse safety events and that the primary efficacy endpoint of CFA was comparable to the CFA in a prior Phase 2 study in patients with CP, while using the same dosage of MS1819. The dosage used in the OPTION CF Study was 2.2 grams per day, which was determined in agreement with the FDA as a bridging dose from the highest safe dose used in the Phase 2 CP dose escalation study. Although the study was not powered for statistical significance, the data demonstrated meaningful efficacy results, with approximately 50% of the patients showing CFAs high enough to reach non-inferiority with standard porcine enzyme replacement therapy (“PERT”). Additionally, the coefficient of nitrogen absorption (“CNA”) was comparable between the MS1819 and PERT arms, 93% vs. 97%, respectively, in the Option Cross-Over Study. This important finding confirms that protease supplementation is not likely to be required with MS1819 treatment. A total of 32 patients, ages 18 or older, completed the OPTION Cross-Over Study.

   On October 17, 2019, we announced that the Cystic Fibrosis Foundation Data Safety Monitoring Board (the “CFF DSMB”) completed its review of the final results of the OPTION Cross-Over Study and had found no safety concerns for MS1819, and that the CFF DSMB supported our plan to proceed to a higher 4.4 gram dose of MS1819 with enteric capsules in our next planned multi-center dose escalation Phase 2 OPTION clinical trial (the “OPTION 2 Trial”). In December 2019, we submitted the clinical trial protocol to the existing IND at the FDA. The clinical trial protocol has been reviewed by the FDA and we have provided responses to the FDA’s questions. In April 2020, we received approval to conduct the OPTION 2 Trial in Therapeutics Development Network (TDN) clinical sites in the U.S. as well as Institutional Review Board (IRB) approval to commence the OPTION 2 Trial.

The OPTION 2 Trial is designed to investigate the safety, tolerability and efficacy of MS1819 (2.2 gram and 4.4 gram doses in enteric capsules) in a head-to-head manner versus PERTs, the current standard of care. The OPTION 2 Trial is an open-label, crossover study, conducted in 15 sites in the U.S. and Europe. A total of 30 CF patients 18 years or older will be enrolled. MS1819 will be administered in enteric capsules to provide gastric protection and allow optimal delivery of enzyme to the duodenum. Patients will first be randomized into two cohorts: to either the MS1819 arm, where they receive a 2.2 gram daily oral dose of MS1819 for three weeks; or to the PERT arm, where they receive their pre-study dose of PERT pills for three weeks. After three weeks, stools will be collected for analysis of CFA. Patients will then be crossed over for another three weeks of the alternative treatment. After three weeks of cross-over therapy, stools will again be collected for analysis of CFA. A parallel group of patients will be randomized and studied in the same fashion, using a 4.4 gram daily dose of MS1819. All patients will be followed for an additional two weeks after completing both crossover treatments for post study safety observation. Patients will be assessed using descriptive methods for efficacy, comparing CFA between MS1819 and PERT arms, and for safety.

On July 22, 2020, we announced that we initiated the OPTION 2 Trial with the activation of three clinical sites in the U.S. and initial screening of the first patient. We expect topline data for the OPTION 2 Trial in the first quarter of 2021, however, this timeline may be delayed due to the COVID-19 epidemic.

MS1819 – Phase 2 Combination Therapy Study

In addition to the OPTION Cross-Over Study, we launched a Phase 2 multi-center clinical trial (the “Combination Trial”) in Hungary to investigate MS1819 in combination with PERT, for CF patients who suffer from severe EPI, but continue to experience clinical symptoms of fat malabsorption despite taking the maximum daily dose of PERTs. The Combination Trial is designed to investigate the safety, tolerability and efficacy of escalating doses of MS1819, in conjunction with a stable dose of PERTs, in order to increase CFA and relieve abdominal symptoms in uncontrolled CF patients.

On October 15, 2019, we announced that we dosed the first patients in our Combination Trial. This study is designed to investigate the safety, tolerability and efficacy of escalating doses of MS1819 (700 mg, 1120 mg and 2240 mg per day, respectively), in conjunction with a stable dose of porcine PERTs, in order to increase the CFA and relieve abdominal symptoms. A combination therapy of PERT and MS1819 has the potential to: (i) correct macronutrient and micronutrient maldigestion; (ii) eliminate abdominal symptoms attributable to maldigestion; and (iii) sustain optimal nutritional status on a normal diet in CF patients with severe EPI. Planned enrollment is expected to include approximately 24 CF patients with severe EPI, at clinical trial sites in Hungary and additional countries in Europe including Spain, with study completion now anticipated in the first quarter of 2021, however, this timeline may be delayed due to the COVID-19 epidemic.

We do not expect to generate revenue from drug candidates that we develop until we obtain approval for one or more of such drug candidates and commercialize our product or enter into a collaborative agreement with a third party. We do not have any products approved for sale at the present and have never generated revenue from product sale.

Recent Developments

Convertible Notes Offering

On December 20, 2019, we began an offering of (i) Senior Convertible Promissory Notes (the “Notes”) in the principal amount of up to $8.0 million to certain accredited investors (the “Note Investors”), and (ii) warrants to purchase shares of our common stock, each pursuant to Note Purchase Agreements entered into by and between us and each of the Note Investors (the “NPAs”).

Between December 20, 2019 and January 9, 2020, we issued Notes to the Note Investors in the aggregate principal amount of $6,904,000. Each Note matured on September 20, 2020, accrued interest at a rate of 9% per annum, and was convertible, at the option of the holder, into shares of our common stock at a price of $0.97 per share (the “Note Conversion Shares”). As additional consideration for the execution of the NPA, each Note Investor also received Note Warrants to purchase that number of shares of our common stock equal to one-half of the Note Conversion Shares issuable upon conversion of the Notes (the “Note Warrant Shares”). The Note Warrants have an exercise price of $1.07 per share and expire five (5) years from the date of issuance. As disclosed in our Current Report on Form 8-K filed on June 1, 2020, the conversion price of Mr. Borkowski’s Convertible Note was subsequently increased to $1.07 per share, to comply with the requirements of Nasdaq Listing Rule 5635(c).

Pursuant to a Registration Rights Agreement, executed by us and each Note Investor, we were required to register the Note Conversion Shares and Note Warrant Shares. We have filed this registration statement with the U.S. Securities and Exchange Commission (the “SEC”) that includes this prospectus to register for resale under the Securities Act of 1933, up to 3,998,889 shares of common stock, the Note Warrant Shares and shares of common stock issuable upon conversion of the January Placement Agent Warrants. As a result of the Exchange, described below, we are not registering the Note Conversion Shares.

Placement agent fees of $553,860 were paid to Alexander, who acted as the exclusive placement agent for the Convertible Notes Offering, which cash fees were based on 9% of the aggregate principal amount of the Notes issued to the Note Investors introduced by Alexander. In addition, Alexander (i) was issued warrants, containing substantially the same terms and conditions as the Note Warrants, to purchase an aggregate of 444,104 shares of common stock, representing 7% of the Note Conversion Shares issuable upon conversion of the Notes issued to the Note Investors introduced by Alexander, (ii) was paid a non-accountable expense allowance of 1% of the gross proceeds from the Notes Offering introduced by Alexander, or $61,540, and (iii) was reimbursed $50,000 for its counsel's fees. 285,867 of the January Placement Agent Warrants have an exercise price of $1.21 per and 158,237 of these January Placement Agent Warrants have an exercise price of $1.42 per share. All of the January Placement Agent Warrants expire five (5) years from the date of issuance.

In connection with the Convertible Notes Offering, ADEC Private Equity Investments, LLC (“ADEC”), the holder of certain notes issued under that certain Note Purchase Agreement, dated as of February 14, 2019, in the aggregate original principal amount of $2.0 million, consented to the issuance of the Notes in the Convertible Notes Offering in consideration for the repayment, in full, of $554,153 remaining due under the terms of the Notes on or before January 2, 2020, net of the payment to ADEC of $550,000 made by us on December 23, 2019 and $1.0 million on December 31, 2019 from proceeds from the issuance of the Notes.

See section captioned “Description of Transactions – Convertible Notes Offering” below.

Private Placement and Exchange

On July 16, 2020, we consummated the Private Placement whereby we entered into a Convertible Preferred Stock and Warrant Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited and institutional investors (the “Private Placement Investors”). Pursuant to the Purchase Agreement, we issued an aggregate of 2,912.583005 shares of Series B Convertible Preferred Stock, at a price of $7,700.00 per share, initially convertible into an aggregate of 29,125,756 shares of common stock at $0.77 per share, together with the Series B Warrants to purchase an aggregate of 14,562,826 shares of common stock at an exercise price of $0.85 per share. The amount of the Series B Warrants is equal to 50% of the shares of common stock into which the Series B Preferred Stock is initially convertible.

 In connection with the Private Placement, an aggregate of 1,975.578828 shares of Series B Preferred Stock initially convertible into 19,755,748 shares of common stock and related 9,877,835 Series B Warrants were issued for cash consideration. In addition, the balance of an aggregate of 937.004177 shares of Series B Preferred Stock initially convertible into 9,370,008 shares of common stock and related Series B Warrants to purchase 4,684,991 shares of common stock was issued to the Exchange Investors in exchange for consideration consisting of approximately $6.9 million aggregate outstanding principal amount, together with accrued and unpaid interest thereon of approximately $0.3 million, of the Notes, pursuant to an Exchange Addendum (the “Exchange Addendum”) executed by us and the Exchange Investors. As additional consideration to the Exchange Investors, we also issued the Exchange Warrants to purchase an aggregate of 1,772,937 shares of common stock at an exercise price of $0.85 per share. The amount of the Exchange Warrants is equal to 25% of the shares of common stock into which the Notes were originally convertible upon the initial issuance thereof

Alexander acted as placement agent for the Private Placement. We paid Alexander 9.0% of the gross cash proceeds received by us from Private Placement Investors introduced by Alexander and 4.0% of the gross cash proceeds received by us from all other Private Placement Investors, or approximately $1.3 million. We also paid Alexander a non-accountable cash fee equal to 1.0% of the gross cash proceeds in the Private Placement and a cash financial advisory fee equal to 3.0% of the outstanding principal balance of the Notes that were submitted in the Exchange, excluding certain specified holders, or approximately $0.3 million in additional cash fees in the aggregate. Also, we reimbursed Alexander $100,000 for legal and other out-of-pocket expenses.

In addition, we issued to Alexander, or its designees, the July Placement Agent Warrants to purchase up to 7.0% of the aggregate number of shares of common stock underlying the Series B Preferred Stock sold for cash consideration in the Private Placement, or 1,382,902 shares.

In connection with the Private Placement, we entered into a Registration Rights Agreement with the Private Placement Investors(the “July RRA”), pursuant to which we are required to register the shares of common stock underlying the Series B Preferred Stock, the Series B Warrants and the Exchange Warrants. We have filed this registration statement with the SEC that includes this prospectus to register for resale under the Securities Act, the shares of common stock underlying the Series B Preferred Stock, the Series B Warrants, the Exchange Warrants and the July Placement Agent Warrants.

See section captioned “Description of Transactions – Private Placement and Exchange” below.

Stockholder Approval

Our stockholders will vote to approve the full conversion of the Series B Preferred Stock and the full exercise of the Series B Warrants and the Exchange Warrants and the July Placement Agent Warrants issued in the Private Placement and the Exchange (the “Stockholder Approval”) at its 2020 annual meeting of stockholders to be held on September 11, 2020. This registration statement of which this prospectus is part is not anticipated to made effective until we obtain the Stockholder Approval. This prospectus assumes that the Stockholder Approval has been obtained.

The Offering

Shares of common stock offered by the selling stockholders
50,847,320 shares consisting of:

● 29,125,756 shares of common stock, par value $0.0001 per share, issuable upon conversion of Series B Convertible Preferred Stock held by the selling stockholders.

● 14,562,826 shares of common stock issuable upon exercise of Series B Warrants held by the selling stockholders.

● 1,772,937 shares of common stock issuable upon exercise of the Exchange Warrants.

● 1,382,902 shares of common stock issuable upon exercise of the July Placement Agent Warrants.

● 3,558,795 shares of common stock issuable upon exercise of the Note Warrants held by the selling stockholders.

● 444,104 shares of common stock issuable upon exercise of warrants the January Placement Agent Warrants.

Shares of common stock outstanding before this offering	28,502,850 shares of common stock

Shares of common stock to be outstanding after giving effect to the issuance of 50,847,320 shares registered hereunder	79,350,170 shares of common stock

Use of proceeds
We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. However, we may receive proceeds of up to approximately $19.7 million from the cash exercise the warrants by the selling stockholders, once the registration statement, of which this prospectus is a part, is declared effective. The Placement Agent Warrants may be exercised and resold hereunder on a cashless basis, at the option of their holders, and we will not receive any proceeds upon such cashless exercise.

We anticipate that proceeds that we receive from the cash exercise of such warrants, if any, will be used for working capital and general corporate purposes, including, without limitation, development of our product candidates, and general and administrative expenses. See “Use of Proceeds” on page 12 of this prospectus.

Terms of this offering
The selling stockholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Nasdaq symbol	Our common stock is listed on The Nasdaq Capital Market under the symbol “AZRX”.

Risk Factors
Investing in our securities involves significant risks. Before making a decision whether to invest in our securities, please read the information contained in or incorporated by reference under the heading “Risk Factors” in this prospectus, the documents we have incorporated by reference herein, and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information”.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to purchase our securities, including the shares of common stock and warrants offered by this prospectus, you should carefully consider the risks and uncertainties described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, any subsequent Quarterly Report on Form 10-Q and our other filings with the SEC, all of which are incorporated by reference herein. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals, the value of our securities could decline and you could lose some or all of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. If any of these risks occur, our business, results of operations or financial condition and prospects could be harmed. In that event, the market price of our common stock and the value of the warrants could decline, and you could lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any documents we incorporate by reference, contain certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus and any documents we incorporate by reference, other than statements of historical facts, are forward-looking statements including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “target”, “potential”, “will”, “would”, “could”, “should”, “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

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availability of capital to satisfy our working capital requirements;

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accuracy of our estimates regarding expense, future revenue and capital requirements;

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ability to continue operating as a going concern;

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our plans to develop and commercialize our lead drug candidate, MS1819;

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our ability to initiate and complete our clinical trials and to advance our principal product candidates into additional clinical trials, including pivotal clinical trials, and successfully complete such clinical trials;

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regulatory developments in the U.S. and foreign countries;

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the performance of our third-party contract manufacturer(s), contract research organization(s) and other third-party non-clinical and clinical development collaborators and regulatory service providers;

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our ability to obtain and maintain intellectual property protection for our core assets;

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the size of the potential markets for our product candidates and our ability to serve those markets;

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the rate and degree of market acceptance of our product candidates for any indication once approved;

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the success of competing products and product candidates in development by others that are or become available for the indications that we are pursuing;

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the loss of key scientific, clinical and nonclinical development, and/or management personnel, internally or from one of our third-party collaborators;

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the impact of the coronavirus (COVID-19) epidemic on our operations, and current and planned clinical trials, including, but not limited to delays in clinical trial recruitment and participation; and

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other risks and uncertainties, including those listed in the “Risk Factors” section of this prospectus and the documents incorporated by reference herein.

These forward-looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus supplement, as well as certain information incorporated by reference into this prospectus supplement and the accompanying prospectus, that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus supplement and the accompanying prospectus with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

DESCRIPTION OF TRANSACTIONS

Convertible Notes Offering

On December 20, 2019, we began an offering of (i) the Notes in the principal amount of up to $8.0 million to the Note Investors, and (ii) warrants to purchase shares of our common stock, each pursuant to NPAs.

Between December 20, 2019 and January 9, 2020, we issued Notes to the Note Investors in the aggregate principal amount of $6,904,000. Each Note matured on September 20, 2020, accrued interest at a rate of 9% per annum, and was convertible, at the option of the holder, into the Note Conversion Shares at a price of $0.97 per share. As additional consideration for the execution of the NPA, each Note Investor also received Note Warrants to purchase that number of shares of our common stock equal to one-half of the Note Warrant Shares. The Note Warrants have an exercise price of $1.07 per share and expire five (5) years from the date of issuance. As disclosed in our Current Report on Form 8-K filed on June 1, 2020, the conversion price of Mr. Borkowski’s Convertible Note was subsequently increased to $1.07 per share, to comply with the requirements of Nasdaq Listing Rule 5635(c).

Pursuant to the Registration Rights Agreement executed by us and each Note Investor, we were required to register the Note Conversion Shares and Note Warrant Shares. We have filed this registration statement with the SEC that includes this prospectus to register for resale under the Securities Act, the Note Warrant Shares and shares of common stock issuable upon conversion of the Note Placement Agent Warrant. As a result of the Exchange, described below, we are not registering the Note Conversion Shares.

Placement agent fees of $553,860 were paid to Alexander, who acted as the exclusive placement agent for the Convertible Notes Offering, which cash fees were based on 9% of the aggregate principal amount of the Notes issued to the Investors introduced by Alexander. In addition, Alexander (i) was issued warrants, containing substantially the same terms and conditions as the Note Warrants, to purchase an aggregate of 444,104 shares of common stock, representing 7% of the Note Conversion Shares issuable upon conversion of the Notes issued to the Note Investors introduced by Alexander, (ii) was paid a non-accountable expense allowance of 1% of the gross proceeds from the Notes Offering introduced by Alexander, or $61,540, and (iii) was reimbursed $50,000 for its counsel's fees. 285,867 of the January Placement Agent Warrants have an exercise price of $1.21 per and 158,237 of these January Placement Agent Warrants have an exercise price of $1.42 per share. All of the January Placement Agent Warrants expire five (5) years from the date of issuance.

In connection with the Convertible Notes Offering, ADEC, the holder of certain Notes issued under that certain Note Purchase Agreement, dated as of February 14, 2019, in the aggregate original principal amount of $2.0 million, consented to the issuance of the Notes in consideration for the repayment, in full, of the remaining principal balance of $450,000 plus outstanding accrued interest of $104,153 remaining due under the terms of the Notes on or before January 2, 2020, net of the payment to ADEC of $550,000 made by us on December 23, 2019 and $1.0 million on December 31, 2019 from proceeds from the issuance of the Notes.

Private Placement and Exchange

On July 16, 2020, we consummated the Private Placement whereby we entered into the Purchase Agreement with the Private Placement Investors. Pursuant to the Purchase Agreement, we issued an aggregate of 2,912.583005 shares of Series B Convertible Preferred Stock, at a price of $7,700.00 per share, initially convertible into an aggregate of 29,125,756 shares of common stock at $0.77 per share, together with the Series B Warrants to purchase an aggregate of 14,562,826 shares of common stock at an exercise price of $0.85 per share. The amount of the Series B Warrants is equal to 50% of the shares of common stock into which the Series B Preferred Stock is initially convertible.

In connection with the Private Placement, an aggregate of 1,975.578828 shares of Series B Preferred Stock initially convertible into 19,755,748 shares of common stock and related 9,877,835 Series B Warrants were issued for cash consideration. In addition, the balance of an aggregate of 937.004177 shares of Series B Preferred Stock initially convertible into 9,370,008 shares of common stock and related Series B Warrants to purchase 4,684,991 shares of common stock was issued to the Exchange Investors in exchange for consideration consisting of approximately $6.9 million aggregate outstanding principal amount, together with accrued and unpaid interest thereon of approximately $0.3 million, of the Notes, pursuant to an Exchange Addendum executed by us and the Exchange Investors. As additional consideration to the Exchange Investors, we also issued certain the Exchange Warrants to purchase an aggregate of 1,772,937 shares of common stock at an exercise price of $0.85 per share. The amount of the Exchange Warrants is equal to 25% of the shares of common stock into which such Notes were originally convertible upon the initial issuance thereof.

Alexander acted as placement agent for the Private Placement. We paid Alexander 9.0% of the gross cash proceeds received by us from Private Placement Investors introduced by Alexander and 4.0% of the gross cash proceeds received by us from all other Private Placement Investors, or approximately $1.3 million. We also paid Alexander non-accountable cash fee equal to 1.0% of the gross cash proceeds in the Private Placement and a cash financial advisory fee equal to 3.0% of the outstanding principal balance of the Notes that were submitted in the Exchange, excluding certain specified holders, or approximately $0.3 million in additional cash fees in the aggregate. Also, we reimbursed Alexander $100,000 for legal and other out-of-pocket expenses. In addition, we issued to Alexander, or its designees, the July Placement Agent Warrants to purchase up to 7.0% of the aggregate number of shares of common stock underlying the Series B Preferred Stock sold for cash consideration in the Private Placement, or 1,382,902 shares.

In connection with the Private Placement, we entered into the July RRA, pursuant to which we were required to register the shares of common stock underlying the Series B Preferred Stock, the Series B Warrants and the Exchange Warrants. We have filed this registration statement with the SEC that includes this prospectus to register for resale under the Securities Act, the shares of common stock underlying each of the Series B Preferred Stock, the Series B Warrants, Exchange Warrants and the July Placement Agent Warrants.

SELLING STOCKHOLDERS

This prospectus relates to the sale from time to time by the selling stockholders of up to 50,847,320 shares of our common stock, which consists of up to (i) 29,125,756 shares of common stock, par value $0.0001 per share, issuable upon conversion of the Series B Convertible Preferred Stock issued in the Private Placement, (ii) 14,562,826 shares of common stock issuable upon exercise of the Series B Warrants issued in the Private Placement, (iii) 1,772,937 shares of common stock issuable upon exercise of the Exchange Warrants issued in the Exchange, (iv) 1,382,902 shares of common stock issuable upon exercise of the July Placement Agent Warrants issued to Alexander as compensation in connection with the Private Placement and the Exchange, (v) 3,558,795 shares of common stock issuable upon exercise of the Note Warrants issued in the Convertible Notes Offering and (vi) 444,104 shares of common stock issuable upon exercise of the January Placement Agent Warrants issued to Alexander as compensation in connection with the Convertible Notes Offering. When we refer to the “selling stockholders” in this prospectus, we mean the persons and entities listed in the table below, and their respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The following table presents information regarding the selling stockholder and the shares that it may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholder and reflects its holdings as of July 23, 2020. The number of shares common stock beneficially owned by the selling stockholders is determined under rules promulgated by the SEC. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the securities covered by this prospectus.

	Shares Beneficially Owned		Maximum Number of Shares Being Offered Pursuant to this Prospectus (1) (2)		Shares Beneficially Owned After Completion of the Offering (1) (3)
Name of Selling Stockholder	Prior to Offering (1) (2) (3)		Series B Preferred Stock	Warrants	Number	Percent (4)
Alexander Capital L.P.	1,827,006	(5)	-	1,827,006	-	*
Alexander D. Walsh	246,615		133,482	113,133	-	*
Allen Whittemore & Mary Walton	292,207		194,805	97,402	-	*
Amory Ross	617,543	(6)	115,506	123,475	378,562	1.3
Andrew Amorosi	146,103		97,402	48,701	-	*
Andrew Johnston ROTH IRA	93,505		62,337	31,168	-	*
Andrew Sanford	100,988		52,927	38,061	10,000	*
Archero 2020	167,930		99,067	68,863	-	*
Arthur Smalley	58,441		38,961	19,480	-	*
Beatrice Knox-Johnston	155,844		103,896	51,948	-	*
Bellis, Blauvelt-Demarest Foundations, Inc.	77,922		51,948	25,974	-	*
Bolton Equities Management USA, LLC	974,025		649,350	324,675	-	*
Boulderwood LLC	428,026		233,804	194,222	-	*
Brenda B. Oakes	173,307		105,228	68,079	-	*
Brett Webbe	210,248		119,547	90,701	-	*
Brio Capital Master Fund, Ltd.	487,014		324,676	162,338	-	*
Brody 2016 Family Trust	15,000		10,000	5,000	-	*
Bruce Conway	567,000		378,000	189,000	-	*
Bryan McShane	400,575		194,805	97,402	108,368	*
BTR Partners LP	421,732	(7)	203,835	217,897	-	*
C. Erik Young	194,805		129,870	64,935	-	*
C. Finnegan Faldi	119,228		66,599	52,629	-	*
Carl T. Rennie	68,181		45,454	22,727	-	*
Carlos A. Franceschi	146,103		97,402	48,701	-	*
Carole Greenwell	684,927		456,618	228,309	-	*
Charles C. Krafczek	212,426		111,618	100,808	-	*
Chris Barcless	59,243		28,671	30,572	-	*
Christopher Crain	101,298		67,532	33,766	-	*
Christopher Karl Mellon	573,362		330,695	242,667	-	*
Christopher Laffey	194,805		129,870	64,935	-	*
Christopher Lemp	89,960		47,087	42,873	-	*
Curtis G. Viebranz	428,026		233,804	194,222	-	*
Dan Verbic	238,220		133,040	105,180	-	*
Daniel J Schultz	48,700		32,467	16,233	-	*
Daniel R. Honeker	194,805		129,870	64,935	-	*
David Allan Freedman	48,700		32,467	16,233	-	*
David B. Campbell	58,441		38,961	19,480	-	*
David C. Johnson	97,402		64,935	32,467	-	*
Davina Lockhart	281,155		135,890	145,265	-	*
Deborah C. Mash	77,922		51,948	25,974	-	*
Delta Services of North Branch Capital LP	498,506		267,905	230,601	-	*
Douglas Jensen	209,864		119,291	90,573	-	*
Duncan Lamb	204,544		136,363	68,181	-	*
EBR Ventures LLC	2,905,370	(8)	1,020,619	1,090,206	794,545	2.8
Edward J. Borkowski	1,372,602	(9)	461,205	307,923	603,474	2.1
Edwin W. Laffey Jr	24,576		15,584	7,792	1,200	*
Elisa H. Allen	48,700		32,467	16,233	-	*
Eric Ridder	97,402		64,935	32,467	-	*
Eric Ridder Jr	97,402		64,935	32,467	-	*
Eric Workin	19,480		12,987	6,493	-	*
FirstFire Global Opportunities Fund, LLC	340,908		227,272	113,636	-	*
Francis H Bowen	156,000		104,000	52,000	-	*
Frank W Hamilton	2,384,604		1,332,004	1,052,600	-	*
Gary and Robin Gibson	292,207		194,805	97,402	-	*
Gary L. Brody	9,739		6,493	3,246	-	*
Gary Ryan Hart	136,363		90,909	45,454	-	*
Geoffrey J. Toman	97,402		64,935	32,467	-	*
Girls Night Out LLC	194,805		129,870	64,935	-	*
H. Robert Holmes	194,805		129,870	64,935	-	*
Harbor Watch Partners LP	281,155		135,890	145,265	-	*
Harry A. Miller IV	281,155		135,890	145,265	-	*
Harvard Home Mortgage Inc.	768,167		460,565	307,602	-	*
Howard Fuhrman SEP IRA	562,309		271,780	290,529	-	*
IBS Holding Corp	584,415		389,610	194,805	-	*
JABCO LP	476,920	(10)	266,400	210,520	-	*
Jackson Melnick	339,631		-	339,631	-	*
JAC Family, LLC	335,863		198,135	137,728	-	*
Jacob Anthony Owens	19,480		12,987	6,493	-	*
Jacqueline Anne Matera & Gayle Lynne Matera	29,220		19,480	9,740	-	*
James Barone	77,922		51,948	25,974	-	*
James Bellis	99,700		53,580	46,120	-	*
James M. Walton Jr.	363,498		211,404	152,094	-	*
James Morizio	141,058		68,265	72,793	-	*
James Sapirstein	244,805	(11)	129,870	64,935	50,000	*
James Scott Croasdale	97,402		64,935	32,467	-	*
Jameson Stull	259,864		133,136	105,228	21,500	*
Jeffrey Craig Link Jr.	38,961		25,974	12,987	-	*
Jeffrey M Bertling	97,402		64,935	32,467	-	*
Joe Stack	97,402		64,935	32,467	-	*
John Degrandpre	160,528		94,132	66,396	-	*
John H de Neufville	194,805		129,870	64,935	-	*
John Hamblin	58,441		38,961	19,480	-	*
John J. Maydick Jr.	9,739		6,493	3,246	-	*
John L. Kemmerer, Jr. Trust dtd 6/24/57 FBO Constance A. Kemmerer	389,610		259,740	129,870	-	*
John L. Kemmerer, Jr. Trust dtd 6/24/57 FBO Elizabeth K. Gray	389,610		259,740	129,870	-	*
John L. Kemmerer, Jr. Trust dtd 6/24/57 FBO John L. Kemmerer, III	389,610		259,740	129,870	-	*
John McCrossin	19,480		12,987	6,493	-	*
John McMichael Cox	38,961		25,974	12,987	-	*
Jonathan K. Greenwell	19,480		12,987	6,493	-	*
Jonathan Paul Jacobs	194,805		129,870	64,935	-	*
Jonathan S. Scarpati	194,805		129,870	64,935	-	*
Joseph Amato	19,480		12,987	6,493	-	*
Joseph P. von Meister	148,294		85,976	62,318	-	*
Joshuah Melnick	339,630		-	339,630		*
Karolee Brown	114,826		66,241	48,585	-	*
Karolee Herner	28,211		13,653	14,558	-	*
Kathryn M. Parsons Rev Trust	476,920	(12)	266,400	210,520	-	*
KBB Asset Management	194,805		129,870	64,935	-	*
Kenneth D. Hendriksen	97,402		64,935	32,467	-	*
Kevin McCaffrey	116,883		77,922	38,961	-	*
Kirsten Dermer	48,700		32,467	16,233	-	*
Kyle Wade Huey	53,182		35,455	17,727	-	*
Larry J. Lambert II	48,700		32,467	16,233	-	*
Laurence Lytton	584,415		389,610	194,805	-	*
Laurie B. Mellon	97,402		64,935	32,467	-	*
Lawrence Michelson	394,467		230,538	153,929	10,000	*
Lincoln Park Capital Fund, LLC	1,910,414		748,630	799,574	362,210	1.3
Lind Global Macro Fund, LP	584,415		389,610	194,805	-	*
Marcel Arrouet	207,203		97,402	48,701	61,100	*
Mark Bradford	48,700		32,467	16,233	-	*
Mark Gaynor	167,810		98,987	68,823	-	*
Mark Laue	48,700		32,467	16,233	-	*
Mark Swaim	255,921		134,532	121,389	-	*
Matias Isreal Escobar	77,922		51,948	25,974	-	*
Matthew Balk	576,395		272,580	303,815	-	*
Matthew Edward Traber	97,402		64,935	32,467	-	*
Matthew Kitchen	48,700		32,467	16,233	-	*
Matthew P. McMahon	194,805		129,870	64,935	-	*
Matthew Weinrich	91,557		61,038	30,519	-	*
Micah W. Rothstein	97,402		64,935	32,467	-	*
Michael Falk	97,402		64,935	32,467	-	*
Michael J. Atkinson	48,700		32,467	16,233	-	*
Molly and Joseph Walton Tenants in the entireties	363,498		211,404	152,094	-	*
Neil M. Metzheiser	715,381		399,601	315,780	-	*
Nicholas Devito	48,700		32,467	16,233	-	*
Nicholas W. Walsh	271,434		133,120	108,314	30,000	*
Nishan Vartanian	201,459		118,842	82,617	-	*
Nishann, LLC	77,922		51,948	25,974	-	*
Noel Rubin	137,109		66,354	70,755	-	*
OCI-VB, LLC	389,610		259,740	129,870	-	*
Parallax Biomedical Fund LP	97,402		64,935	32,467	-	*
Paul Lemp	80,267		40,625	39,642	-	*
Peter Carpentier	97,402		64,935	32,467	-	*
Peter Herner	189,758		100,732	89,026	-	*
Peter M Rooney	58,700		32,467	16,233	10,000	*
Philip W Smith III	335,767		198,071	137,696	-	*
PRK Partners LP	281,155	(13)	135,890	145,265	-	*
Rachel Walton	363,498		211,404	152,094	-	*
Ralph I. Rugolo Trust dtd 8/20/91	17,532		11,688	5,844	-	*
Ralph Worthington	292,207		194,805	97,402	-	*
Ratherby Investments, LLC	97,402		64,935	32,467	-	*
Ratherby Torch LLC	146,103		97,402	48,701	-	*
Raymond & Catherine Marzulli	136,825		66,217	70,608	-	*
Raymond L. Schettino	194,805		129,870	64,935	-	*
Richard G. and Dorothy C. Hyman	29,220		19,480	9,740	-	*
Richard Melnick	939,967		739,967	-	200,000	*
Robert Bailey	97,402		64,935	32,467	-	*
Robert G. Murphy Jr.	389,610		259,740	129,870	-	*
Robert W. Holmes IRA	281,635		136,210	145,425	-	*
Roger H. Kriete	140,962		68,201	72,761	-	*
RPLLC	283,145		163,660	119,485	-	*
RRNR Investments LLC	476,440		266,080	210,360	-	*
Ryan N. Johnson	467,532		311,688	155,844	-	*
S Clarke Moody	1,018,003		491,527	303,753	222,723	*
Sean Flanagan	57,431		33,133	24,298	-	*
Shawn T. Pearce IRA	58,441		38,961	19,480	-	*
Skyler Ward	66,232		44,155	22,077	-	*
St. Health Capital Investment Corp	1,405,776		679,452	726,324	-	*
Stacy L. Giunta Revocable Trust	141,058	(14)	68,265	72,793	-	*
Stefan D. Powell	195,000		130,000	65,000	-	*
Steven Jun Isaki	126,622		84,415	42,207	-	*
Sunset Cove Irrevocable Trust	1,820,373	(15)	1,058,942	761,431	-	*
Target Capital LLC	2,922,076		1,948,051	974,025	-	*
Terri Sanker Taube	97,402		64,935	32,467	-	*
The Entrust Group as custodian for the John Cox IRA	48,700		32,467	16,233	-	*
Thomas de Neufville	97,402		64,935	32,467	-	*
Thoroughbred Pharam, LLC	1,266,232		844,155	422,077	-	*
Todd Bates	28,157		13,617	14,540	-	*
Trust B fbo Amory L. Ross	97,402		64,935	32,467	-	*
Udai Tennati	38,961		25,974	12,987	-	*
Vincent V. Basile & Lara Coraci Basile	194,805		129,870	64,935	-	*
William Benjamin Holmes	38,961		25,974	12,987	-	*
William E. Webbe IV	70,528		34,132	36,396	-	*
William Edward Webbe V	335,863		198,135	137,728	-	*
William H. Combs	28,211		13,653	14,558	-	*
William J. May	97,402		64,935	32,467	-	*
William M. Cody	97,402		64,935	32,467	-	*
William or Andrea Weitzman	19,480		12,987	6,493	-	*
William Pyznar	357,546		199,704	157,842	-	*
William Stewart	48,700		32,467	16,233	-	*

* Less than 1%.

(1)
Except as noted below, beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All entries exclude beneficial ownership of shares issuable pursuant to warrants, options or other derivative securities that have not vested or that are not otherwise exercisable as of the date hereof or which will not become vested or exercisable within 60 days of July 23, 2020; except we assume that the Stockholder Approval described elsewhere in this prospectus is obtained.

(2)
Includes shares of common stock issuable upon conversion of the Series B Preferred Stock and shares of common stock issuable upon exercise of the warrants issued in connection with the Convertible Notes Offering, the Private Placement and the Exchange, assuming the Stockholder Approval is obtained.

(3)
Includes shares of common stock owned prior to the Convertible Notes Offering, the Private Placement and the Exchange, which shares are not being offered pursuant to this prospectus, including as noted in greater detail below.

(4)
All percentage calculations are based on 28,502,850 shares of common stock outstanding as of July 23, 2020 and are rounded to the nearest tenth of a percent. Warrants, options or other derivative securities that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such securities for the purpose of calculating the percentage ownership of that person, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person..

(5)
Includes the Placement Agent Warrants issued and to be issued to Alexander Capital LP and their assignees.

(6)
Includes 135,890 shares of common stock issuable upon conversion of the Series B Preferred Stock and 145,265 shares issuable upon exercise of warrants issued in connection with the Private Placement and the Exchange held by Harbor Watch Partners, LP; and (ii) 64,935 shares of common stock issuable upon conversion of the Series B Preferred Stock and 32,467 shares issuable upon exercise of warrants issued in connection with the Private Placement and the Exchange held by Trust B fbo Amory L. Ross. As General Partner of Harbor Watch Partners, LP, Amory Ross holds sole voting and dispositive power over the shares held by such entity. As Trustee of Trust B fbo Amory L. Ross, Amory Ross holds sole voting and dispositive power over the shares held by such entity.

(7)
As General Partner of BTR Partners, Ben Ross holds sole voting and dispositive power over the shares held by such entity.

(8)
Includes 719,545 shares of common stock and 461,597 shares of common stock issuable upon exercise of warrants held by EBR Ventures, LLC. Edmund Burke Ross, Jr. is the Manager of EBR Ventures, LLC and has voting and dispositive power over the shares held by such entity. The address of Mr. Ross, Jr. is c/o JDJ Family Office Services, P.O. Box 962049, Boston, MA 02196.

(9)
Includes (i) 409,773 shares of common stock; (ii) 80,021 shares of common stock issuable upon the exercise of warrants; (iii) 100,000 shares of common stock issuable upon exercise of vested options; and (iv) 13,680 shares of common stock held by Mr. Borkowski’s spouse. Excludes 40,000 shares of common stock issuable upon exercise of unvested options.

(10)
As General Partner of JABCO LP, J. Geddes Parsons holds sole voting and dispositive power over the shares held by such entity.

(11)
Includes 50,000 shares of common stock issuable upon exercise of vested options. Excludes 1,450,000 shares of common stock issuable upon exercise of unvested options.

(12)
As Trustee of Kathryn M. Parsons Rev. Trust, Kathryn M. Parsons holds sole voting and dispositive power over the shares held by such entity.

(13)
As a principal of PRK Partners, LP, Parthenia Ross Kiersted holds sole voting and dispositive power over the shares held by such entity.

(14)
As Trustee of Stacy L. Giunta Revocable Trust, Stacy L. Giunta holds sole voting and dispositive power over the shares held by such entity.

(15)
As Trustee of Sunset Cove Irrevocable Trust, Philip A. Sigel holds sole voting and dispositive power over the shares held by such entity.

Issuances of our common stock to the selling stockholders will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the selling stockholders identified herein.

USE OF PROCEEDS

The common stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. Accordingly, we will not receive any proceeds from any sale of shares of our common stock in this offering. A portion of the shares covered by this prospectus may be issued upon exercise of the warrants. Upon any cash exercise of the warrants, the selling stockholders will pay us the applicable exercise price. The Placement Agent Warrants may be exercised and resold hereunder on a cashless basis, at the option of their holders, and we will not receive any proceeds upon such cashless exercise. We anticipate that proceeds that we receive from the cash exercise of such warrants, if any, will be used for working capital and general corporate purposes, including, without limitation, development of our product candidates, and general and administrative expenses. We will pay all of the fees and expenses incurred by us in connection with this registration. We will not be responsible for fees and expenses incurred by the selling stockholders or any underwriting discounts or agent’s commissions.

PLAN OF DISTRIBUTION

 Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby from time to time directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be affected in one or more of the following methods:

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ordinary brokers’ transactions;

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transactions involving cross or block trades;

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  through brokers, dealers, or underwriters who may act solely as agents;

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“at the market” into an existing market for the common stock;

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in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

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in privately negotiated transactions; or

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any combination of the foregoing.

The selling stockholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute their shares of common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act, or any other rule of similar effect (assuming that the shares were at no time held by any affiliate of ours, and all warrants are exercised by “cashless exercise” as provided in each of the warrants) or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act, or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Our common stock is quoted on The Nasdaq Capital Market under the symbol “AZRX”.

DESCRIPTION OF SECURTIES

The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 30, 2020, as amended on April 29, 2020, and the Certificate of Designations and forms of warrants, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part , which are incorporated by reference herein.

General

Our certificate of incorporation, as amended and restated on December 20, 2019 (our “Charter”) authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

As of July 23, 2020, there were 28,502,850 shares of our common stock issued and outstanding, which were held by approximately 95 stockholders of record. As of July 23, 2020, there were 387,000 shares of restricted stock units and restricted stock subject to vesting and issuance, approximately 25,229,846 shares of common stock subject to outstanding warrants, and 4,312,506 shares of common stock subject to outstanding stock options. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our Charter and Amended and Restated Bylaws (our “Bylaws”) do not provide for cumulative voting rights.

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

We currently have up to 10,000,000 shares of preferred stock, par value $0.0001 per share, authorized and available for issuance in one or more series. Our board of directors is authorized to divide the preferred stock into any number of series, fix the designation and number of each such series, and determine or change the designation, relative rights, preferences, and limitations of any series of preferred stock. The board of may increase or decrease the number of shares initially fixed for any series, but no decrease may reduce the number below the shares then outstanding and duly reserved for issuance. As of July 23, 2020, 5,194.805195 shares were designated as Series B Preferred Stock, of which 2,912.583005 were issued and outstanding. No other series of preferred stock have been designated at this time.

Series B Preferred Stock

On July 16, 2020, we designated 5,194.805195 shares as Series B Preferred Stock and issued 2,912.583005 of such shares. This leaves 2,282.222190 shares of authorized but unissued Series B Preferred Stock. We currently have 2,912.583005 shares of preferred stock issued and outstanding. This leaves 9,997,087.416995 shares of preferred stock authorized but unissued. The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the Series B Preferred Stock.

Under the Certificate of Designations of the Series B Preferred Stock (the “Certificate of Designations”) each share of Series B Preferred Stock will be convertible, at the holder’s option at any time, into common stock at a conversion rate equal to the quotient of (i) the $7,700 stated value (the “Series B Stated Value”) divided by (ii) the initial conversion price of $0.77, subject to specified adjustments for stock splits, cash or stock dividends, reorganizations, reclassifications other similar events as set forth in the Certificate of Designations. In addition, if at any time after the six month anniversary of the date of the Private Placement, the closing sale price per share of common stock exceeds 250% of the initial conversion price, or $1.925, for 20 consecutive trading days, then all of the outstanding shares of Series B Preferred Stock will automatically convert (the “Automatic Conversion”) into such number of shares of common stock as is obtained by multiplying the number of shares of Series B Preferred Stock to be so converted, plus the amount of any accrued and unpaid dividends thereon, by the Series B Stated Value per share and dividing the result by the then applicable conversion price.

The Series B Preferred Stock contains limitations that prevent the holder thereof from acquiring shares of common stock upon conversion (including pursuant to the Automatic Conversion) that would result in the number of shares beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of common stock outstanding immediately after giving effect to the conversion, which percentage may be increased or decreased at the holder’s election not to exceed 19.99%.

Each holder of shares of Series B Preferred Stock, in preference and priority to the holders of all other classes or series of our stock, is entitled to receive dividends, commencing from the date of issuance. Such dividends may be paid by us only when, as and if declared by the Board, out of assets legally available therefore, semiannually in arrears on the last day of June and December in each year, commencing December 31, 2020, at the dividend rate of 9.0% per year, which is cumulative and continues to accrue on a daily basis whether or not declared and whether or not we have assets legally available therefore. We may pay such dividends at its sole option either in cash or in kind in additional shares of Series B Preferred Stock (rounded down to the nearest whole share), provided we must pay in cash the fair value of any such fractional shares in excess of $100.00.

Under the Certificate of Designations, each share of Series B Preferred Stock carries a liquidation preference equal to the Series B Stated Value (as adjusted thereunder) plus accrued and unpaid dividends thereon (the “Liquidation Preference”).

In the event we effect any issuance by the Company or any of its subsidiaries of common stock or common stock equivalents for cash consideration, or a combination of units thereof (a “Subsequent Financing”), the holders of the Series B Preferred Stock have the right, subject to certain exceptions set forth in the Certificate of Designations, at its option, to exchange (in lieu of cash subscription payments) all or some of the Series B Preferred Stock then held (with a value per share of Series B Preferred Stock equal to the Liquidation Preference) for any securities or units issued in a Subsequent Financing on dollar-for-dollar basis.

The holders of the Series B Preferred Stock, voting as a separate class, will have customary consent rights with respect to certain corporate actions of the Company. We may not take the following actions without the prior consent of the holders of at least a majority of the Series B Preferred Stock then outstanding: (a) authorize, create, designate, establish, issue or sell an increased number of shares of Series B Preferred Stock or any other class or series of capital stock ranking senior to or on parity with the Series B Preferred Stock as to dividends or upon liquidation; (b) reclassify any shares of common stock or any other class or series of capital stock into shares having any preference or priority as to dividends or upon liquidation superior to or on parity with any such preference or priority of Series B Preferred Stock; (c) amend, alter or repeal the Certificate of Incorporation or Bylaws of the Company and the powers, preferences, privileges, relative, participating, optional and other special rights and qualifications, limitations and restrictions thereof, which would adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock; (d) issue any indebtedness or debt security, other than trade accounts payable, insurance premium financings and/or letters of credit, performance bonds or other similar credit support incurred in the ordinary course of business, or amend, renew, increase, or otherwise alter in any material respect the terms of any such indebtedness existing as of the date of first issuance of shares of Series B Preferred Stock; (e) redeem, purchase, or otherwise acquire or pay or declare any dividend or other distribution on (or pay into or set aside for a sinking fund for any such purpose) any capital stock of the Company; (f) declare bankruptcy, dissolve, liquidate, or wind up the affairs of the Company; (g) effect, or enter into any agreement to effect, a Change of Control (as defined in the Certificate of Designations); or (h) materially modify or change the nature of the Company’s business.

Warrants

Note Warrants

There are currently 3,558,795 Note Warrants outstanding. The Note Warrants have an exercise price of $1.07 per share and expire five years from the date of issuance. Each full Note Investor Warrant entitles the holder thereof to purchase one share of common stock. The exercise price and number of shares of common stock issuable upon exercise of the Note Warrants are subject to appropriate adjustment in the event of stock splits affecting the common stock.

In the event of any reclassification of our capital stock is effected in such a way that holders of common stock are entitled to receive stock, securities, or other assets or property, then, as a condition of such reclassification, we are required to make lawful and adequate provisions whereby the holders of the Note Warrants thereafter have the right to purchase and receive (in lieu of the shares of the common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by such Note Warrants) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such common stock equal to the number of shares of such common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by such Note Warrants.

The holders of the Note Warrants may exercise the Note Warrants on a cashless basis, solely to the extent no resale registration statement is available at the time of exercise.

Certain of the Note Warrants were not exercisable, including by way of cashless exercise, until the six-month anniversary of the date of issuance. In addition, we are prohibited from effecting an exercise of such Note Warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 4.99% of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election not to exceed 9.99%.

January Placement Agent Warrants

There are currently 444,104 January Placement Agent Warrants outstanding. The January Placement Agent Warrants have substantially the same terms as the Note Warrants, except that they have exercise prices ranging from $1.21 per share to $1.42 per share, were not exercisable, including by way of cashless exercise, until the 6-month universe of the date of issuance.

Series B Warrants

There are currently 14,562,826 Series B Warrants outstanding. The Series B Warrants have an exercise price of $0.85 per share and expire five years from the date of issuance. Each full Series B Warrant entitles the holder thereof to purchase one share of common stock. The exercise price and number of shares of common stock issuable upon exercise of the Series B Warrants are subject to appropriate adjustment in the event of stock dividends, distributions, stock splits, combinations or similar events affecting the common stock and the exercise price.

If the common stock is changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise, then, and in each event, we are required to make an appropriate revision to the exercise price of the Series B Warrants so that, upon any subsequent exercise of the Series B Warrants, the holders thereof have the right to receive, in lieu of common stock, the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of the number of shares of common stock for which such Series B Warrants were exercisable immediately prior to such reclassification, exchange, substitution or other change.

If at any time there is a capital reorganization of the Company or a merger or consolidation of the Company with or into another corporation where the holders of the Company’s outstanding voting securities prior to such merger or consolidation do not own over 50% of the outstanding voting securities of the merged or consolidated entity, immediately after such merger or consolidation, or the sale of all or substantially all of the Company’s properties or assets to any other person (an “Organic Change”), then as a part of such Organic Change, we are required to make an appropriate revision to the exercise price of the Series B Warrants if necessary and we are required to make provision if necessary (by adjustments of the exercise price or otherwise) so that, upon any subsequent exercise of the Series B Warrants, the holders thereof shall have the right to receive, in lieu of common stock, the kind and amount of shares of stock and other securities or property of the Company or any successor corporation resulting from the Organic Change.

The holders of the Series B Warrants may exercise the Series B Warrants on a cashless basis, solely to the extent no resale registration statement (or applicable exemption from registration) is available at the time of exercise.

We are prohibited from effecting an exercise of any Series B Warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election not to exceed 19.99%.

Exchange Warrants

There are currently 1,772,937 Exchange Warrants outstanding. The Exchange Warrants have the same terms as the Series B Warrants.

July Placement Agent Warrants

There are currently 1,382,902 July Placement Agent Warrants outstanding The July Placement Agent Warrants have substantially the same terms as the Series B Warrants, except that the they have an exercise price equal to $1.06 per share, are not be callable, provide for cashless exercise, and are not exercisable until the earlier of the Stockholder Approval and the date that is six months following the issuance thereof.

Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “AZRX”.

Transfer Agent

The transfer agent and registrar for our common stock is Colonial Stock Transfer, 66 Exchange Place, 1st Floor, Salt Lake City, Utah 84111, Tel: (801) 355-5740.

Anti-Takeover Effects of Certain Provisions of Delaware Law and of the Company’s Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our Charter and Bylaws discussed below may have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt. These provisions are expected to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. We believe that the benefits of increasing our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law.

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

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at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

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 the owner of 15% or more of the outstanding voting stock of the corporation;

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an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

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the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our Charter and Bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Charter and Bylaws.

Provisions of our Charter and Bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Lowenstein Sandler LLP, New York, New York.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the report of Mazars USA LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing. The 2019 and 2018 audited annual consolidated financial statements of AzurRx BioPharma, Inc., as of and for the years ended December 31, 2019 and 2018, have been audited by Mazars USA LLP, independent registered public accounting firm. The audit report dated March 30, 2020 for the 2019 audited annual consolidated financial statements includes an explanatory paragraph which states that certain circumstances raise substantial doubt about our ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith we file annual, quarterly, and other reports, proxy statements and other information with the Commission under the Exchange Act. Such reports, proxy statements and other information, including the Registration Statement, and exhibits and schedules thereto, are available to the public through the Commission’s website at www.sec.gov.

We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the Commission.

We have filed with the Commission a registration statement under the Securities Act of 1933, as amended, relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the Commission at the address listed above, or for free at www.sec.gov. The registration statement and the documents referred to below under “Incorporation of Certain Information by Reference” are also available on our website, www.azurrx.com/investors/regulatory-filings.

We have not incorporated by reference into this prospectus supplement the information on our website, and you should not consider it to be a part of this prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed with the SEC are incorporated by reference into this prospectus:

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Our Annual Report on Form 10-K for the year ended December 31, 2019, filed on March 30, 2020 , as amended on April 29, 2020;

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our Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed on May 15, 2020;

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our Current Report on Form 8-K, filed on January 6, 2020, January 13, 2020, January 14, 2020, January 22, 2020, March 2, 2020, March 27, 2020, April 14, 2020, April 21, 2020, May 1, 2020, June 1, 2020, June 12, 2020, July 15, 2020, July 20, 2020 and July 27, 2020;

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our preliminary proxy statement on Schedule 14A, filed on July 24, 2020; and

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the description of our common stock which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed on August 8, 2016, including any amendment or reports filed for the purposes of updating this description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act (other than any portions of filings that are furnished rather than filed pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K) after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

50,847,320 Shares
Common Stock

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee.

Amount
SEC Registration Fee	$7,590
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	10,000
Transfer Agent and Registrar fees and expenses	2,000
Miscellaneous Expenses	2,000

Total expenses	$71,590

Item 15. Indemnification of Directors and Officers.

Amended and Restated Bylaws

Pursuant to our bylaws, our directors and officers will be indemnified to the fullest extent allowed under the laws of the State of Delaware for their actions in their capacity as our directors and officers.

We must indemnify any person made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (“Proceeding”) by reason of the fact that he is or was a director, against judgments, penalties, fines, settlements and reasonable expenses (including attorney’s fees) (“Expenses”) actually and reasonably incurred by him in connection with such Proceeding if: (a) he conducted himself in good faith, and: (i) in the case of conduct in his own official capacity with us, he reasonably believed his conduct to be in our best interests, or (ii) in all other cases, he reasonably believes his conduct to be at least not opposed to our best interests; and (b) in the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful.

We must indemnify any person made a party to any Proceeding by or in the right of us, by reason of the fact that he is or was a director, against reasonable expenses actually incurred by him in connection with such proceeding if he conducted himself in good faith, and: (a) in the case of conduct in his official capacity with us, he reasonably believed his conduct to be in our best interests; or (b) in all other cases, he reasonably believed his conduct to be at least not opposed to our best interests; provided that no such indemnification may be made in respect of any proceeding in which such person shall have been adjudged to be liable to us.

No indemnification will be made by unless authorized in the specific case after a determination that indemnification of the director is permissible in the circumstances because he has met the applicable standard of conduct.

Reasonable expenses incurred by a director who is party to a proceeding may be paid or reimbursed by us in advance of the final disposition of such Proceeding in certain cases.

We have the power to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee, or agent or is or was serving at our request as an officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the provisions of the amended and restated bylaws.

Delaware Law

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

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transaction from which the director derives an improper personal benefit;

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act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  unlawful payment of dividends or redemption of shares; or

●
breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Indemnification Agreements

As permitted by the Delaware General Corporation Law, we have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of us or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or preceding that may result in a claim for indemnification.

We have an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16.  Exhibits

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference from Exhibit 3.1 filed with Registration Statement on Form S-1, filed July 13, 2016).
3.2	Certificate of Amendment to Certificate of Incorporation of the Registrant (Incorporated by reference from Exhibit 3.1 filed with Current Report on Form 8-K, filed December 30, 2019).
3.3	Amended and Restated Bylaws of the Registrant (Incorporated by reference from Exhibit 3.2 filed with Registration Statement on Form S-1, filed July 13, 2016).
3.4
Certificate of the Designations, Powers, Preferences and Rights of Series B Convertible Preferred Stock (Incorporated by reference from Exhibit 3.1 filed with Current Report on Form 8-K, filed July 20, 2020).

4.1	Form of common stock Certificate (Incorporated by reference from Exhibit 4.1 filed with Amendment No 1. to Registration Statement on Form S-1, filed July 29, 2016).
4.2*	Form of Warrant for Convertible Notes Offering *
4.3	Form of Warrant for Private Placement (Incorporated by Reference from Exhibit 4.1 filed with Current Report on Form 8-K, filed July 20, 2020).
5.1*	Opinion of Lowenstein Sandler LLP (filed herewith).
10.1	Form of Note Purchase Agreement (Incorporated by Reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed December 30, 2019).
10.2	Form of Registration Rights Agreement (Incorporated by Reference from Exhibit 10.4 filed with Current Report on Form 8-K, filed December 30, 2019).
10.3
Form of Purchase Agreement, by and among the Company and the investors set forth on the signature pages thereto, including the form of Exchange Addendum (Incorporated by reference from Exhibit 10.1 filed with Current Report on Form 8-K, filed July 20, 2020).

10.4	Form of Registration Rights Agreement (Incorporated by reference from Exhibit 10.2 filed with Current Report on Form 8-K, filed July 20, 2020).
23.1*	Consent of Lowenstein Sandler LLP (included in Exhibit 5.1).
23.2*	Consent of Independent Registered Public Accounting Firm – Mazars USA LLP (filed herewith).
24	Power of Attorney (included in signature page).

*	Filed herewith.

Item 17.  Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(a), (1)(b) and (1)(c) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(a) If the registrant is relying on Rule 430B:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be a part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about registrant or its securities provided by or on behalf of the registrant; and

(d) Any other communication that is an offer in the offering made by a registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn, New York on July 27, 2020.

AZURRX BIOPHARMA, INC.
July 27, 2020

By:   /s/  James Sapirstein
        Name: James Sapirstein
        Title:   President and Chief Executive Officer
           (Principal Executive Officer)

 By:   /s/  Daniel Schneiderman
        Name: Daniel Schneiderman
        Title:   Chief Financial Officer
            (Principal Accounting Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James Sapirstein and Daniel Schneiderman, and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement, including post-effective amendments or registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each of said such attorneys-in-fact and agents or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James Sapirstein	President, Chief Executive Officer and Director	July 27, 2020
James Sapirstein	(Principal Executive Officer)

/s/ Daniel Schneiderman	Chief Financial Officer	July 27, 2020
Daniel Schneiderman	(Principal Accounting Officer)

/s/ Edward J. Borkowski	Chair of the Board of Directors	July 27, 2020
Edward J. Borkowski

/s/ Charles Casamento	Director	July 27, 2020
Charles Casamento

/s/ Alastair Riddell	Director	July 27, 2020
Alastair Riddell

/s/ Gregory Oaks	Director	July 27, 2020
Gregory Oaks

/s/ Vern Lee Schramm	Director	July 27, 2020
Vern Lee Schramm